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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

American Biogenetic Sciences, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
024611 10 5 (CUSIP Number)
Hope Flack BVF Partners L.P 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2001 (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22051J 10 0	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 6,534,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 6,534,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,534,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 8,400,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 8,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 2,800,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 2,800,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 18,666,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 18,666,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/x/
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 18,666,000

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 18,666,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,666,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%

14	TYPE OF REPORTING PERSON* IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 22051J 10 0	13D	Page 7 of 10 Pages

    This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D dated February 7, 2000, as amended by Amendment No. 1, dated June 16, 2000 (the "Statement") is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, Partners and Mark Lampert, an individual ("Lampert"), the "Reporting Persons") with respect to certain securities of American Biogenetic Sciences, Inc., a Delaware corporation ("American Biogenetic").

    Item 1 is hereby amended to read in its entirety as follows:

ITEM 1. SECURITY AND ISSUER.

    This Amendment relates to Amended and Restated Series A Warrants ("Amended and Restated Warrants"), Series B Warrants ("Series B Warrants" and, together with the Amended and Restated Warrants, the "Warrants"), Series A Convertible Preferred Stock ("Series A Preferred Stock") and Series B Convertible Preferred Stock ("Series B Preferred Stock" and, together with Series A Preferred Stock, the "Preferred Stock") of American Biogenetic. Class A Common Stock, par value $0.001 per share, (the "Common Stock," and collectively with the Preferred Stock and the Warrants, the "Securities") underlies both the Preferred Stock and Warrants. The principal executive office of American Biogenetic is located at 1375 Akron Street, Copiague, New York 11726.

    Item 2 is hereby amended to read in its entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND.

    The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal business, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

  1.
  The Reporting Persons specialize in holding biotechnology stocks for investment purposes.

  2.
  The business address of BVF, BVF2, Investments and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

  3.
  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. BVF Inc. is an investment advisor to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

  4.
  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  5.
  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  6.
  Lampert is a citizen of the United States of America.

CUSIP NO. 22051J 10 0	13D	Page 8 of 10 Pages

    Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On August 23, 2001, the following transactions occurred:

  1.
  Partners, in its capacity as general partner of BVF and using funds provided by BVF's working capital pursuant to the terms of its limited partnership agreement with BVF, purchased on behalf of such limited partnership (a) 1,167,000 Series B Warrants, exercisable into 1,167,000 shares of Common Stock, for an aggregate consideration of $17,499.79 and (b) 1167 shares of Series B Preferred Stock, exercisable into 1,167,000 shares of Common Stock, for an aggregate consideration of $699,991.73;

  2.
  Partners, in its capacity as general partner of BVF2 and using funds provided by BVF2's working capital pursuant to the terms of its limited partnership agreement with BVF2, purchased on behalf of such limited partnership (a) 600,000 Series B Warrants, exercisable into 600,000 shares of Common Stock, for an aggregate consideration of $9,000.00 and (b) 600 shares of Series B Preferred Stock, exercisable into 600,000 shares of Common Stock, for an aggregate consideration of $360,000.00;

  3.
  Partners, in its capacity as manager of Investments and using funds provided by Investment's working capital pursuant to the terms of its investment advisory agreement with Investments, purchased on behalf of such limited liability company (a) 1,400,000 Series B Warrants, exercisable into 1,400,000 shares of Common Stock, for an aggregate consideration of $21,010.37 and (b) 1400 shares of Series B Preferred Stock, exercisable into 1,400,000 shares of Common Stock, for an aggregate consideration of $840,414.98; and

  4.
  Partners, in its capacity as investment advisor for Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and using funds under management by Partners pursuant to its investment management agreement with ILL10, purchased on behalf of such limited liability company (a) 166,000 Series B Warrants, exercisable into 166,000 shares of Common Stock, for an aggregate consideration of $2,489.83 and (b) 166 shares of Series B Preferred Stock, exercisable into 166,000 shares of Common Stock, for an aggregate consideration of $99,593.30.

    Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

    The sole purpose of the acquisitions of the Securities reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Securities, and do not presently, have any plan to acquire control of American Biogenetic. The Reporting Persons may acquire or dispose of additional Securities from time to time.

CUSIP NO. 22051J 10 0	13D	Page 9 of 10 Pages

    Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a)
  BVF beneficially owns 6,534,000 shares of Common Stock, which represents approximately 10.9% of the aggregate number of shares of common stock outstanding as of August 3, 2001 (the "Outstanding Shares"). BVF2 beneficially owns 8,400,000 shares of Common Stock, which represents approximately 14.0% of the Outstanding Shares. Investments beneficially owns 2,800,000 shares of Common Stock, which represents approximately 4.7% of the Outstanding Shares. Each of Partners and BVF, Inc. beneficially own 18,666,000 shares of Common Stock, which represents approximately 31.1% of the Outstanding Shares. The number of shares for each Reporting Person as referred to in this Item 5(a) is based upon the beneficial ownership of Warrants that are first exercisable as of August 28, 2001 and the beneficial ownership of Preferred Stock that is first convertible on August 28, 2001. ILL10 does not individually own more than 5% of the Outstanding Shares, specializes in holding biotechnology stocks for investment purposes and its business address is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

  (b)
  Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 18,666,000 shares of Common Stock they beneficially own with, in addition to BVF, BVF2 and Investments, ILL10.

  (c)
  The only transactions in the Securities by the Reporting Persons during the past 60 days are: (a) the August 23, 2001 purchase by Partners, on behalf of BVF, BVF2, Investments and ILL10, of the Series B Warrants and the Series B Preferred Stock for an aggregate amount of $2,050,000, as described more fully in Item 3, and (b) the cancellation of the Series A Warrants and their reissue as the Amended and Restated Series A Warrants.

    Item 6 is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to the investment advisory agreement with Investments, Partners is authorized, among other things, to invest Investment's funds in shares of the Securities and to vote, exercise or convert and dispose of such shares and is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have the authority, among other things, to invest funds of ILL10 in shares of the Securities and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

    Item 7 is hereby amended to read in its entirety as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1—Agreement Regarding Joint Filing

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 13, 2001
BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

    The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership, BVF Investments, L.L.C., a Delaware limited liability company, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the information required by Amendment No. 2 to Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements to the Schedule 13D shall also be filed on behalf of each of them.

Dated: September 13, 2001
BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

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EXHIBIT A AGREEMENT REGARDING JOINT FILING